Exhibit 4.(a).40

[FOR CONVENIENCE ONLY, NOT AN OFFICIAL TRANSLATION]

[State Emblem]

The State of Israel
Ministry of Communications

General License for Partner Communications Ltd. for the Provision of
Mobile Radio Telephone (MRT) Services using the Cellular Method

Amendment No. 25

By virtue of the powers of the Minister of Communications under Article 4 (e) of the Communications Law (Telecommunications and Broadcasts), 5742-1982, that have been delegated to us, and by all our other powers under any law, we hereby amend the General License for the provision of mobile radio telephone (MRT) services using the cellular method granted to Partner Communications Company Ltd. on 7 April 1998, as follows:

Amendment of Article 14.1

1.	The following shall be inserted at the end of sub-section 14.1(H):

“Notwithstanding the above-mentioned, a transfer or purchase of a percentage of the Means of Control in the Licensee, either directly or indirectly, that requires consent in accordance with Articles 21.1 or 21.3 (other than a transfer or purchase that results in a transfer of control), without first receiving the Minister’s prior written consent as required according to these articles, shall not constitute a cause to revoke the License if the Minister’s consent was given in writing in advance for a public offering of the Tradable Means of Control or for registration for trading of the Tradable Means of Control, on the securities exchange in Israel or overseas, under which the Means of Control in the Licensee may be transferred in a percentage that requires consent in accordance with Articles 21.1 or 21.3 (other than a transfer or purchase that results in a transfer of control), and it shall all be subject to the conditions to be set by the Minister when he gives his consent. The contents of this article are in addition to and do not derogate from the provisions of Article 21.8 of the License. For the purpose of this Article, “Tradable Means of Control”- as defined in Article 21.5 of the License.”

Amendment of Article 21.8

2.	In article 21.8, instead of “who are shareholders in the Licensee immediately prior to listing of the shares for trading” shall come “Founding Shareholders or their Substitutes” and at the end the following shall be inserted:

‘For the purpose of this article: “Founding Shareholders or their Substitutes”- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister’s consent, before 4.7.2004 (each of the above entities shall be termed “Founding Shareholder”), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder’s substitute from the date to be determined by the Minister. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister’s consent for every transfer of the Means of Control in the Licensee that requires the Minister’s consent in accordance with any other article in the License”.

( July 4, 2004)

/s/ Uri Olenik —————————————— Uri Olenik, Adv. Director-General Ministry of Communications	/s/ Haim Giron —————————————— Haim Giron, Adv. Senior Deputy Director-General, Engineering and Licensing, Ministry of Communications